HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

December 18, 2012

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed on November 28, 2012

Registration No. 333-184538

Dear Mr. McTiernan:

As counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-184538) (the “Registration Statement”), together with an exhibit, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 12, 2012.

For convenience of reference, each Staff comment contained in your December 12, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Erin Martin and Ms. Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Amendment No. 1 to the Registration Statement filed with the Commission on November 28, 2012. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Michael McTiernan

December 18, 2012

General Comments

1.	We note your response to comment 2 in our letter dated November 14, 2012. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

RESPONSE: In response to the Staff’s comment, the Company has modified the disclosure on pages 17 and 98 of the prospectus.

Prospectus Summary, page 1

Our Portfolio, page 7

2.	We note your response to comment 8 in our letter dated November 14, 2012. Please confirm to us (and revise the prospectus as applicable) that your average cost of funds calculation includes not only the interest cost of your borrowings but also the costs of related hedging activities.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 72, 78 and 94 to clarify that our average cost of funds calculation does not include the costs related to hedging activities. The Company does not employ hedge accounting for financial reporting purposes and therefore reports gains and losses associated with hedging activities separately on our financial statements. Please see “Income Recognition” under “Derivatives and Hedging Activities” in the “Critical Accounting Policies” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form S-11 on page 70.

Mr. Michael McTiernan

December 18, 2012

Selected Financial Data, page 61

Core Earnings, page 62

3.	Please disclose how the unrealized loss adjustment currently presented within your reconciliation of core earnings ties to your income statement for all periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 62 of the prospectus to clarify how the unrealized loss adjustment currently presented in the reconciliation of core earnings ties to the income statement for all periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 75

4.	We note your response to comment 15 in our letter dated November 14, 2012. Given the significant variances in your average balances for both MBS securities and related repurchase agreements, and considering that your results of operation qualitatively discusses the rate and volume impacts to interest income and interest expense, we believe it is beneficial for you to quantify the impact of changes of interest income and expense attributable to changes in rate and volume. Please amend to provide such information.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 75 and page 77 of the prospectus to quantify the impact of changes of interest income and expense attributable to changes in borrowing rates and size and composition of our portfolio.

Mr. Michael McTiernan

December 18, 2012

Underwriting, page 158

5.	We note your revised disclosure regarding payments to KMAC and Mr. Bitting. Please tell us why the time period is limited to 180 days. In addition, it is not clear why the payments to KMAC are disclosed. Please revise to clarify if KMAC is a related party or an affiliate of an underwriter.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 159 to reflect the underwriter’s and their counsel’s belief that KMAC is deemed to be included in the category of “underwriter and related persons” as defined by FINRA Rule 5110.

Item 7 of Form S-11 requires inclusion of all applicable information called for by Item 508 of Regulation S-K. Item 508 indicates that in addition to the commissions and discounts payable by an issuer to the underwriters, disclosure must be provided with respect to all other items considered by FINRA to be underwriting compensation.

FINRA Rule 5110(c)(2) indicates that for purposes of determining underwriting compensation, all items of value received from any source by the “underwriter and related persons,” which are deemed to be in connection with or related to the distribution of the public offering, shall be included. FINRA Rule 5110(c)(3) identifies the items of value that are to be counted and includes financial consulting and advisory fees. FINRA Rule 5110(d) further indicates that all items of value received and all arrangements entered into for the future receipt of an item of value by the “underwriter and related persons” during the period commencing 180 days immediately preceding the required filing date of the registration statement until the effective date “will be considered to be underwriting compensation in connection with the public offering.” FINRA Rule 5110(a)(6) states that the definition of “underwriter and related persons” includes underwriter’s counsel, financial consultants and advisors, finders, any participating member and any other persons related to any participating member.”

Both KMAC and Mr. Bitting provided financial consulting and advisory services within 180 days of the filing of the Registration Statement. Neither party is related to the underwriter. As a result, the underwriter and its counsel advised the Company that disclosure was required in the Underwriting section of the Registration Statement and for the 180-day period preceding the filing of the Registration Statement to match what is required by FINRA Rule 5110.

Mr. Michael McTiernan

December 18, 2012

Draft Tax Opinion

6.	We note your revised risk factor and tax section disclosure that your REIT status depends on Bimini’s REIT status since your inception. Please explain to us how the draft tax opinion adequately covers Bimini’s REIT status for the period since your inception.

RESPONSE: As described in detail below, we believe that the tax opinion adequately covers Bimini’s REIT status because a tax opinion with respect to the Company’s REIT status could not be issued without concluding that Bimini did not fail to qualify as a REIT for the relevant years. Consequently, a conclusion that Bimini did not fail to qualify as a REIT in 2009, 2010, 2011 and 2012 is implicit in the opinion as to the Company’s REIT status.

As indicated in the disclosure, the Company believes that from the time of its formation through the closing of the offering, it will be a qualified REIT subsidiary (a “QRS”) of Bimini. A QRS is any corporation, other than a taxable REIT subsidiary, if 100 percent of the stock of such corporation is held by a REIT. Consequently, the Company’s status as a QRS is dependent, in part, upon Bimini’s status as a REIT.

If Bimini failed to qualify as a REIT, the Company would be a subchapter C corporation instead of a QRS. C corporations are generally eligible to elect REIT status. However, because the Company is owned by a REIT (i.e., Bimini), the rule under Treasury Regulations section 1.856-8(c) (the “Successor REIT Rule”) could be implicated.

As a general matter, if a REIT’s election has been terminated or revoked, that REIT is not eligible to make a new REIT election prior to the fifth calendar year following the termination. For example, if Bimini failed to qualify as a REIT in 2008, it would be prohibited from re-electing REIT status until 2013. Under the Successor REIT Rule, the prohibition on re-electing REIT status also applies to

Mr. Michael McTiernan

December 18, 2012

a “successor corporation.” A “successor corporation” is defined to include a corporation if at any time during the taxable year the persons who own, directly or indirectly, 50 percent or more of the value of the corporation’s outstanding shares owned, at any time during the first taxable year for which the termination or revocation was effective, 50 percent or more in value of the outstanding shares of the REIT whose REIT election has been terminated or revoked. Because the Company has been a 100 percent owned subsidiary of Bimini since the Company’s inception, if Bimini failed to qualify as a REIT in any year since the Company’s inception, then Bimini’s shareholders would have indirectly owned 100% of the Company. Even though the Company did not exist in 2009, if Bimini failed to qualify as a REIT in 2009, it is possible that the Bimini shareholders in 2009 would indirectly own the requisite 50% ownership of the Company at some point during 2013. In that event, the Company would not be able to elect REIT status in 2013. The Company has revised the risk factor and the tax section disclosure to reflect that its REIT status depends on Bimini’s REIT status dating back to 2009. If Bimini had lost its REIT status in 2008 or a prior year, by 2013 it would be eligible to re-elect REIT status (and the Company would be eligible to elect REIT status) because by 2013, Bimini and the Company would have reached the requisite fifth calendar year subsequent to the year of termination or revocation under the Successor REIT Rule.

Consequently, we would be unable to issue an opinion as to the Company’s ability to elect and qualify as a REIT unless we were able to conclude that Bimini did not fail to qualify as a REIT in 2009, 2010, 2011, and 2012. Accordingly, in issuing our tax opinion, we are relying both on representations made by the Company in an officer’s certificate and on representations made by Bimini in an officer’s certificate as to Bimini’s 2009, 2010, 2011 and 2012 taxable years. Because a conclusion as to whether Bimini failed to qualify as a REIT in 2009, 2010, 2011 and 2012 is implicit in the opinion as to the Company’s REIT status, we believe that the tax opinion adequately covers Bimini’s status as a REIT from 2009 through 2012.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Mr. Michael McTiernan

December 18, 2012

Very truly yours,

/s/ S. Gregory Cope

S. Gregory Cope, Esq.

cc:	Robert E. Cauley

G. Hunter Haas, IV

Brian Ross, Esq.

David A. Miller, Esq.

Jeffrey M. Gallant, Esq.